UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 15, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

WS1 Controlled Subsidiary – Covington, GA

On November 15, 2021, we directly acquired ownership of a “wholly-owned subsidiary”, FR Washington St, LLC (the “WS1 Controlled Subsidiary”), for an initial purchase price of approximately $4,045,000, which is the initial stated value of our equity interest in the WS1 Controlled Subsidiary (the “WS1 Investment”). The WS1 Controlled Subsidiary used the proceeds from the WS1 Investment to close on the acquisition of an approximately 43.3 acre property generally located at the intersection of Washington St & Flat Shoals Rd SW, Covington, GA 30014 (the “WS1 Property”). The closing of both the initial WS1 Investment and the WS1 Property occurred concurrently.

The WS1 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the WS1 Investment, we have authority for the management of the WS1 Controlled Subsidiary, including the WS1 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the WS1 Investment, paid directly by the WS1 Controlled Subsidiary.

The WS1 Property was acquired for a purchase price of approximately $4,045,000, which includes the closing costs and the acquisition fee of approximately $75,600. We anticipate additional development costs of approximately $9,002,000 for approvals, permitting and construction of 186 finished lots (the “Finished Lots”). No third-party financing was used for the acquisition of the WS1 Property.

In conjunction with the closing of the WS1 Investment, we entered into a construction agreement (the “Construction Agreement”) with a national homebuilder (the “Homebuilder”) in which the Homebuilder has agreed to deliver the Finished Lots at a predetermined price. We also entered into an option agreement (the “Purchase Option Agreement”) with the Homebuilder that provides the Homebuilder the option, but not the obligation, to purchase the Finished Lots at a fixed monthly schedule. To maintain the option, the Homebuilder has agreed to pay the WS1 Controlled Subsidiary a monthly payment, calculated based on the WS1 Controlled Subsidiary’s outstanding equity in the project during the preceding month, at a rate equal to 10.5% per annum. Additionally, the Homebuilder has also agreed to immediately deposit 15% of the final Finished Lots purchase price. Should the Homebuilder default or terminate the Purchase Option Agreement, this deposit would become nonrefundable. Ultimately, the intent of the Construction Agreement and the Purchase Option Agreement, when taken in the aggregate, is to generate a predictable stream of recurring income for the WS1 Controlled Subsidiary through the creation of new housing inventory.

The following table contains underwriting assumptions for the WS1 Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Hard Costs	Projected Soft Costs	Projected Hold Period
WS1 Property	$8,598,000	$404,000	48 months

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Real Estate Investment Trust, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 19, 2021